Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of March 4, 2011 (this “First Supplemental Indenture”), is entered into by and between Playboy Enterprises, Inc., a Delaware corporation (the “Issuer”), and Deutsche Bank National Trust Company (as successor to Bank of America, N.A. (as successor by merger to LaSalle Bank National Association)) as trustee under the Indenture (the “Trustee”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture (as defined below).

WHEREAS, the Issuer and the Trustee entered into that certain Indenture, dated as of March 15, 2005 (the “Indenture”), in connection with the issuance of the Issuer’s 3.00% Convertible Senior Subordinated Note Due 2025 (the “Securities”);

WHEREAS, the Issuer is a party to an Agreement and Plan of Merger, dated January 9, 2011, by and among the Issuer, Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), and Icon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Sub”), pursuant to which Sub will be merged with and into the Issuer, with the Issuer as the surviving entity (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, Sub has commenced an all-cash tender offer (the “Offer”) for all of the issued and outstanding shares of the Issuer’s capital stock (including the common stock of the Company) at a purchase price of $6.15 per share, net to the holder in cash, without interest thereon and less any required withholding taxes (the “Offer Price”);

WHEREAS, the holders of any shares of the Issuer’s capital stock that are not tendered in the Offer, shall have the right to receive, upon the consummation of the Merger, the Offer Price for each share of capital stock outstanding immediately prior to the Merger;

WHEREAS, pursuant to Section 10.11 and Section 9.01(A) of the Indenture, the Issuer is required to enter into this First Supplemental Indenture in connection with the Merger, and has filed with the Trustee an Officer’s Certificate pursuant to the provisions of Section 10.11 of the Indenture; and

WHEREAS, all action on the part of the Issuer necessary to authorize the execution, delivery and performance of this First Supplemental Indenture has been taken, the Issuer has provided to the Trustee a Company Request requesting the Trustee join with it in the execution and delivery of this First Supplemental Indenture, and in accordance with Section 9.06 and Section 13.04 of the Indenture has delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that the First Supplemental Indenture is authorized or permitted by the Indenture and that all conditions precedent to the execution and delivery of this First Supplemental Indenture by the Issuer and the Trustee have been complied with.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, it is agreed as follows, effective upon the execution hereof by the Issuer and the Trustee:

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Section 1. Conversion Rights. Pursuant to Section 10.11 of the Indenture, at and after the effective time of the Merger, the Holder of the Securities then outstanding shall have the right to convert such Securities only into an amount in cash equal to the Offer Price multiplied by a fraction whose denominator is one thousand (1,000) and whose numerator is the product of the principal amount of such Securities and the Conversion Rate (as defined in the Indenture) in effect immediately prior to the Merger.

Section 2. Trustee. The recitals contained herein shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture. The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in this First Supplemental Indenture. This First Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 3. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 4. GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS FIRST SUPPLEMENTAL INDENTURE AND THE SECURITIES WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 5. Successors. All agreements of the Issuer in this First Supplemental Indenture shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

Section 6. Counterpart Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 7. Effect of Execution and Delivery Hereof. From and after the execution and delivery of this First Supplemental Indenture (a) the Indenture shall be deemed to be amended and modified as provided herein, (b) this First Supplemental Indenture shall form a part of the Indenture, (c) except as modified and amended by this First Supplemental Indenture, the Indenture shall continue in full force and effect, (d) the Securities shall continue to be governed by the Indenture, as modified and amended herein, and (e) every Holder of Securities shall hereafter be bound by this First Supplemental Indenture.

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this First Supplemental Indenture on behalf of the respective parties hereto as of the date first written above.

PLAYBOY ENTERPRISES, INC.

By:	/s/ Christoph Pachler
Name:	Christoph Pachler
Title:	Executive Vice President and Chief Financial Officer

DEUTSCHE BANK NATIONAL TRUST COMPANY, as Trustee

By:	/s/ Victoria Y. Douyon
Name:	Victoria Y. Douyon
Title:	Vice President

By:	/s/ Theresa Jacobson
Name:	Theresa Jacobson
Title:	Assistant Vice President

[Signature Page to First Supplemental Indenture]